                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                   Under the Securities Exchange Act of 1934


                                 PRIMEDIA INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  74157K 10 1
                        --------------------------------
                                 (CUSIP Number)


                            Charles Y. Tanabe, Esq.
                   Senior Vice President and General Counsel
                           Liberty Media Corporation
                            9197 South Peoria Street
                           Englewood, Colorado 80112
                                 (720) 875-5400
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 19, 2000
                        --------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

----------------
/*/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.         74157K 10 1
================================================================================
    1           NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Liberty Media Corporation
                84-1288730
--------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a) [ ]

                (b) [X]
--------------------------------------------------------------------------------
     3          SEC USE ONLY
--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS
                00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)         [ ]
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
--------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER
                                         9,500,000 shares*
        NUMBER OF                -----------------------------------------------
         SHARES                   8      SHARED VOTING POWER
      BENEFICIALLY                       0
        OWNED BY                 -----------------------------------------------
          EACH                    9      SOLE DISPOSITIVE POWER
        REPORTING                        9,500,000 shares*
         PERSON                  -----------------------------------------------
                                  10     SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                9,500,000 shares*
--------------------------------------------------------------------------------
     12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES [ ]
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Approximately 6.0%.  See Item 5.
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON
                CO
================================================================================

*Assuming exercise of warrant to purchase 1,500,000 shares of common stock beneficially owned by the Reporting Person.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                                  Statement of

                           LIBERTY MEDIA CORPORATION

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                 in respect of

                                 PRIMEDIA Inc.


Item 1.        Security and Issuer.

     Liberty Media Corporation, a Delaware corporation ("Liberty" or the "Reporting Person"), is filing this Statement on Schedule 13D (this "Statement") with respect to the common stock, par value $.01 per share (the "Common Stock"), of PRIMEDIA Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 745 Fifth Avenue, 23rd Floor, New York, New York 10151.


Item 2.        Identity and Background.

     The reporting person is Liberty, whose principal business address is 9197 South Peoria Street, Englewood, Colorado 80112. Liberty Prime, Inc., a Delaware corporation and a wholly owned subsidiary of Liberty ("Liberty Prime"), is the registered holder of the shares of Common Stock beneficially owned by Liberty.

     Prior to March 9, 1999, Liberty was controlled by Tele-Communications, Inc., a Delaware corporation ("TCI"). TCI's principal business address is 9197 South Peoria Street, Englewood, Colorado 80112. TCI is principally engaged through its subsidiaries and affiliates in the acquisition, development and operation of cable television systems throughout the United States.

     As a result of the consummation on March 9, 1999 of the merger (the "AT&T Merger") of a wholly owned subsidiary of AT&T Corp., a New York corporation ("AT&T"), with and into TCI, (i) TCI became a wholly owned subsidiary of AT&T;
(ii) the businesses and assets of the Liberty Media Group and TCI Ventures Group of TCI were combined; and (iii) the holders of TCI's Liberty Media Group common stock and TCI Ventures Group common stock received in exchange for their shares a new class of common stock of AT&T intended to reflect the results of AT&T's "Liberty Media Group." Following the AT&T Merger, AT&T's "Liberty Media Group" consists of the assets and businesses of TCI's Liberty Media Group and its TCI Ventures Group prior to the AT&T Merger, except for certain assets that were transferred to TCI's "TCI Group" in connection with the AT&T Merger, and the "AT&T Common Stock Group" consists of all of the other assets and businesses of AT&T. AT&T's principal business address is 32 Avenue of the Americas, New York, New York 10013. AT&T is principally engaged in the business of providing voice, data and video communications services to large and small businesses, consumers and government entities in the United States and internationally.

     The board of directors and management of the Reporting Person manage the business and affairs of the Reporting Person, including, but not limited to, making determinations regarding the disposition and voting of the Shares. Although the Reporting Person is a wholly owned subsidiary of AT&T, a majority of the Reporting Person's board of directors consists of individuals designated by TCI prior to the AT&T Merger. If these individuals or their designated successors cease to constitute a majority of the Reporting Person's board of directors, the Reporting Person will transfer all of its assets and businesses to a new entity. Although this new entity would be owned substantially by AT&T, it would continue to be managed (including with respect to the voting and disposition of the Shares) by management of the Reporting Person prior to such transfer of assets.

     As a result, the Reporting Person, acting through its board of directors and management, will have the power to determine how the Shares will be voted and, subject to the limitations of the Delaware General Corporation law, will have the power to dispose of the Shares, and thus is considered the beneficial owner of the Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Liberty Media Group, principally through the Reporting Person, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv) satellite communications, and (v) investments in wireless domestic telephony and other technology ventures.

     Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

     To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Schedule 2 attached to this Statement contains the following information, which has been provided to the Reporting Person by AT&T, concerning each director, executive officer or controlling person of AT&T: (i) name and residence or business address, (ii) principal occupation or employment; and
(iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 2 is incorporated herein by reference.

     Based upon information provided to the Reporting Person by AT&T, (i) to the knowledge of AT&T, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen, (ii) during the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (iii) during the last five years, neither AT&T nor any of the
Schedule 2 Persons (to the knowledge of AT&T) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The foregoing summary of the terms of the AT&T Merger is qualified in its entirety by reference to the text of the Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T, Italy Merger Corp. and TCI, a copy of which has been incorporated by reference as Exhibit 7(a), and to the text of the AT&T/TCI Proxy Statement/Prospectus, a copy of which has been incorporated by reference as Exhibit 7(b).

Item 3.        Source and Amount of Funds or Other Consideration.

     The Reporting Person, together with its majority-owned subsidiary Liberty Digital, Inc. ("LDIG"), entered into a Purchase Agreement, dated as of March 29, 2000, with the Issuer (the "Stock Purchase Agreement"), providing for, among other things, the acquisition (the "Acquisition") by the Reporting Person of (i) 8,000,000 shares of Common Stock (the "Shares") and (ii) a warrant (the "Warrant") to purchase up to an additional 1,500,000 shares of Common Stock (the "Warrant Shares") at an exercise price of $25.00 per share (subject to anti-dilution adjustments) to be issued pursuant to the terms of the Warrant Agreement, dated as of April 19, 2000, between the Issuer and Liberty Prime (the "Warrant Agreement"). The Acquisition was consummated on April 19, 2000, with the Reporting Person paying a cash purchase price of $200,000,000, in the aggregate, for the Shares and the Warrant. The purchase price was paid with funds from Liberty's existing cash reserves.

     The foregoing summary of the terms of the Acquisition is qualified in its entirety by reference to the full texts of the Stock Purchase Agreement, Warrant Agreement and Warrant, which are included as Exhibit 7(c), 7(d) and 7(e), respectively, to this Statement and are incorporated herein by reference.

Item 4.   Purpose of Transaction.

     The Reporting Person currently holds its interest in the Issuer for investment purposes. Pursuant to the Stock Purchase Agreement, Liberty may not encumber, sell, transfer or otherwise dispose of the Shares, the Warrant or the Warrant Shares prior to April 19, 2001, other than to a subsidiary of the Reporting Person or to secure a bona fide debt.

     Pursuant to the Stock Purchase Agreement, Liberty received an option (the "Option") to acquire 12.5% of the equity of Primedia Broadband Video, LLC. ("Primedia Broadband"), a wholly owned subsidiary of the Issuer. Primedia Broadband is to obtain a non-exclusive license from the Issuer for the use of the Issuer's consumer and other assets in the provision of consumer-oriented broadband video, interactive video and streaming video products and services. The Option is exercisable until July 18, 2000, at an exercise price equal to the negotiated fair market value of the equity to be purchased. The exercise price is payable, at Liberty's election, in shares of Liberty Media Group Class A common stock, in shares of LDIG Series A common stock or cash. The Stock Purchase Agreement provides that Liberty may assign the Option to LDIG.

     Pursuant to the Stock Purchase Agreement, the Issuer purchased from LDIG 625,000 shares of LDIG Series A common stock for $25,000,000 cash.

     The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or
(iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and the consumer and business-to-business media industries generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

     Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j)   Any action similar to any of those enumerated in this paragraph.

     In addition, the matters set forth in Item 6 are incorporated in this Item 4 by reference as if fully set forth herein.

Item 5.    Interest in Securities of the Issuer.

     (a) After giving effect to the Acquisition, Liberty beneficially owns through its subsidiary, Liberty Prime, 9,500,000 shares of Common Stock. Based on the 149,473,383 shares of Common Stock that were issued and outstanding as of March 13, 2000 (as indicated in the Issuer's Proxy Statement on Schedule 14A, dated April 18, 2000), the 9,500,000 shares beneficially owned by the Reporting Person represented on that date, on a pro forma basis calculated in accordance with Rule 13d-3 of the Exchange Act, 6.0% of the issued and outstanding shares of Common Stock. Of the 9,500,000 shares beneficially owned by the Reporting Person, 1,500,000 of those shares are represented by the Warrant, which is immediately exercisable.

     Except as described in the preceding paragraph, to the knowledge of the Reporting Person, none of the Schedule 1 Persons and none of the Schedule 2 Persons beneficially owns any shares of Common Stock.

     (b) Liberty has the sole power to vote or to direct the voting of the Shares and the sole power to dispose of, or to direct the disposition of, the Shares.

     (c) Except for (i) the acquisition by Liberty Prime of 8,000,000 shares of Common Stock and the Warrant pursuant to the Stock Purchase Agreement and (ii) the right of Liberty Prime to acquire 1,500,000 shares of Common Stock upon exercise of the Warrant, no transactions in the shares of Common Stock have been effected by the Reporting Person or, to the knowledge of the Reporting Person, by any of the Schedule 1 Persons or Schedule 2 Persons during the past 60 days.

     (d)  None.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as described below and in Items 3 and 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any other person with respect to any securities of the Issuer.

     Liberty Prime has entered into a registration rights agreement, dated April 19, 2000 (the "Registration Rights Agreement"), with the Issuer, pursuant to which Liberty Prime has been given certain rights, commencing after April 19, 2001, to cause the Issuer to register under the Securities Act of 1933, as amended, the offer and sale of the Shares and Warrant Shares acquired by Liberty from the Issuer.

     The foregoing summary of the terms of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is included as Exhibit 7(f) to this Statement and is incorporated herein by reference.

Item 7.   Materials to be Filed as Exhibits.

Exhibit No.    Exhibit
-----------    -------

7(a) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T Registration Statement")).

Exhibit No.    Exhibit
-----------    -------

7(b) AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

7(c) Stock Purchase Agreement, among Liberty, LDIG and the Issuer, dated as of March 29, 2000.

7(d) Warrant Agreement, dated as of April 19, 2000, between the Issuer and Liberty Prime.

7(e) Warrant, dated April 19, 2000, made by the Issuer in favor of Liberty Prime.

7(f) Registration Rights Agreement, dated as of April 19, 2000, between the Issuer and Liberty Prime.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2000

                                    LIBERTY MEDIA CORPORATION


                                    By:  /s/ Vivian J. Carr
                                        ---------------------
                                        Name:  Vivian J. Carr
                                        Title: Vice President

                                   SCHEDULE 1

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                           LIBERTY MEDIA CORPORATION

     The name and present principal occupation of each director and executive officer of the Reporting Person are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                    Principal Occupation
----                    --------------------
John C. Malone          Chairman of the Board and Director of the Reporting Person;
                        Director of AT&T Corp.

Robert R. Bennett       President, Chief Executive Officer and Director of the Reporting
                        Person

Gary S. Howard          Executive Vice President, Chief Operating Officer and Director
                        of the Reporting Person

Daniel E. Somers        Director of the Reporting Person; President and Chief Executive
                        Officer of AT&T Broadband, LLC (f/k/a Tele-Communications,
                        Inc.)

John C. Petrillo        Director of the Reporting Person; Executive Vice President,
                        Corporate Strategy and Business Development of AT&T Corp.

Larry E. Romrell        Director of the Reporting Person; Consultant to AT&T Broadband,
                        LLC (f/k/a Tele-Communications, Inc.)

Jerome H. Kern          Director of the Reporting Person; Chairman of the Board and
                        Chief Executive Officer of On Command Corporation

Paul A. Gould           Director of the Reporting Person; Managing Director of Allen &
                        Company Incorporated

John D. Zeglis          Director of the Reporting Person; Director and President of AT&T
                        Corp.; Chairman of the Board and Chief Executive Officer of
                        AT&T Wireless Group

David B. Koff           Senior Vice President and Assistant Secretary of the Reporting
                        Person

Charles Y. Tanabe       Senior Vice President, General Counsel and Assistant Secretary
                        of the Reporting Person


Name                    Principal Occupation
----                    --------------------
Carl E. Vogel           Senior Vice President of the Reporting Person

Peter Zolintakis        Senior Vice President of the Reporting Person

Vivian J. Carr          Vice President and Secretary of the Reporting Person

Kathryn Scherff         Vice President and Controller of the Reporting Person

David J.A. Flowers      Vice President and Treasurer of the Reporting Person

                                   SCHEDULE 2

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                   AT&T CORP.

     The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this Schedule 2 are United States citizens.

Name                      Title
----                      -----
C. Michael Armstrong      Chairman of the Board, Chief Executive Officer and Director

Kenneth T. Derr           Director; Chairman of the Board, Retired, of Chevron Corporation

M. Kathryn Eickhoff       Director; President of Eickhoff Economics Incorporated

Walter Y. Elisha          Director; Chairman of the Board and Chief Executive Officer,
                          Retired, of Springs Industries, Inc.

George M. C. Fisher       Director; Chairman of the Board of Eastman Kodak Company

Donald V. Fites           Director; Chairman of the Board, Retired, of Caterpillar, Inc.

Amos B. Hostetter, Jr.    Director; Chairman of the Board of Pilot House Associates

Ralph S. Larsen           Director; Chairman of the Board and Chief Executive Officer of
                          Johnson & Johnson

John C. Malone            Director; Chairman of the Board of the Reporting Person

Donald F. McHenry         Director; President of The IRC Group LLC

Michael I. Sovern         Director; President Emeritus and Chancellor Kent Professor of Law at
                          Columbia University

Sanford I. Weill          Director; Chairman of the Board and Co-CEO of Citigroup Inc.

Thomas H. Wyman           Director

John D. Zeglis            President of AT&T Corp.; Chief Executive Officer of AT&T Wireless
                          Group and Director

Harold W. Burlingame      Executive Vice President, Merger & Joint Venture Integration

Name                      Title
----                      -----
James W. Cicconi          Executive Vice President-Law & Government Affairs and General
                          Counsel

Mirian M. Graddick        Executive Vice President, Human Resources

Frank Ianna               Executive Vice President and President, AT&T Network Services

Michael G. Keith          Executive Vice President, AT&T Wireless Group

Richard J. Martin         Executive Vice President, Public Relations and Employee
                          Communication

David C. Nagel            President of AT&T Labs; Chief Technology Officer

John C. Petrillo          Executive Vice President, Corporate Strategy and Business
                          Development

Richard R. Roscitt        Executive Vice President and President of AT&T Business Services

Daniel E. Somers          President and CEO of AT&T Broadband

                                 EXHIBIT INDEX

Exhibit No.    Exhibit
-----------    -------

7(a) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T Registration Statement")).

7(b) AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

7(c) Stock Purchase Agreement, among Liberty, LDIG and the Issuer, dated as of March 29, 2000.

7(d) Warrant Agreement, dated as of April 19, 2000, between the Issuer and Liberty Prime.

7(e) Warrant, dated April 19, 2000, made by the Issuer in favor of Liberty Prime.

7(f) Registration Rights Agreement, dated as of April 19, 2000, between the Issuer and Liberty Prime.